ESPORTS USA HOLDINGS, INC.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

DECEMBER 31, 2019 AND 2018

TABLE OF CONTENTS

ESPORTS USA HOLDINGS, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2019 AND 2018

ASSETS

CURRENT ASSETS	2019	2018
CASH	17,920	73,170
ACCOUNTS RECEIVABLE	3,584	-
FOOD & ALCOHOL INVENTORY	20,705	-
TOTAL CURRENT ASSETS	42,209	73,170
PROPERTY AND EQUIPMENT		
LEASEHOLD IMPROVEMENTS, FURNITURE & EQUIPMENT, NET	464,158	-
OTHER ASSETS		
INTANGIBLE ASSETS, NET	15,588	-
DEPOSITS	32,724	-
TOTAL OTHER ASSETS	48,312	-
TOTAL ASSETS	**554,679**	**73,170**

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
ACCOUNTS PAYABLE TO OFFICERS	26,005	-
CREDIT CARD PAYABLE	44,308	-
NOTES PAYABLE TO OFFICERS	97,000	-
OTHER CURRENT LIABILITIES	3,316	
TOTAL CURRENT LIABILITIES	170,629	-
LONG TERM LIABILITIES-CONVERTIBLE NOTES	945,099	100,000
SHAREHOLDERS' EQUITY		
COMMON STOCK	500	500
ADDITIONAL PAID IN CAPITAL	12,607	12,607
RETAINED EARNINGS/(DEFICIT)	(574,156)	(39,937)
TOTAL SHAREHOLDERS' EQUITY	(561,049)	(26,830)
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**554,679**	**73,170**

3

ESPORTS USA HOLDINGS, INC.
CONSOLIDATED STATEMENT OF INCOME
DECEMBER 31, 2019 AND 2018

	2019	2018
REVENUES	$191,986	-
COST OF GOODS SOLD	82,507	_____
GROSS PROFIT	109,479	-
EXPENSES:		
ADVERTISING & MARKETING	33,157	1,440
BANK CHARGES	1,424	110
CREDIT CARD PROCESSING FEES	6,938	-
PAYROLL EXPENSE & PAYROLL TAXES	249,962	-
INDEPENDENT CONTRACTOR	34,575	-
RENTS	107,436	-
REPAIRS & MAINTENANCE	22,449	-
LEGAL & PROFESSIONAL FEES	17,401	23,426
INSURANCE	27,743	-
TRAVEL	19,168	1,160
CLEANING EXPENSES	13,600	-
DEPRECIATION & AMORTIZATION	19,579	8,801
SUPPLIES	11,772	-
DISC JOCKEY SERVICES	8,950	-
EDUCATION & TRAINING	5,006	-
UTILITIES	23,779	-
TRASH REMOVAL	2,370	-
SOFTWARE	3,986	-
TOAST POS PROCESSING FEES	2,161	-
EQUIPMENT RENTAL	1,780	-
RESTAURANT & BAR DECORATION	2,442	-
HEALTH & FIRE INSPECTION FEES	1,059	-
MIXED BEVERAGE GROSS RECEIPTS TAX	8,226	-
OTHER EXPENSES	18,736	5,000
TOTAL EXPENSES	643,698	39,937
NET INCOME/ (LOSS)	(534,219)	(39,937)

ESPORTS USA HOLDINGS, INC.
CONSOLIDATED STATEMENT OF EQUITY
DECEMBER 31, 2019 AND 2018

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS/ (DEFICIT)	TOTAL
BEGINNING BALANCE JAN 1, 2018	0	0	0	0
STOCK ISSUED & PAID IN CAPITAL 2018	500	12,607		13,107
NET INCOME/(LOSS) 2019			(39,937)	(39,937)
BEGINNING BALANCE DEC 31 ,2018	500	12,607	(39,937)	(26,830)
NET INCOME/(LOSS) 2019			(534,219)	(534,219)
ENDING BALANCE DEC 31, 2019	500	12,607	(574,156)	(561,049)

ESPORTS USA HOLDINGS, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOW FROM OPERATING ACTIVITIES		
NET INCOME/(LOSS)	(534,219)	(39,937)
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATIONS:		
INVENTORY	(20,706)	
CREDIT CARD SALES RECEIVABLE	(3,584)	
CHASE VISA CREDIT CARD PAYABLE	44,307	
ACCOUNTS PAYABLE TO OFFICERS	26,005	
NOTES PAYABLE TO OFFICERS	97,000	
DEPRECIATION & AMORTIZATION	19,579	8,801
SALES TAX LIABILITY	3,613	
OTHER	(296)	
CASH PROVIDED/(USED) FOR OPERATING ACTIVITIES	(368,301)	(31,136)
INVESTING ACTIVITIES		
LEASEHOLD IMPROVEMENTS	(201,806)	
NEON SIGN	(19,761)	
FURNITURE & EQUIPMENT	(14,109)	
COMPUTERS	(51,309)	(8,801)
KITCHEN & BAR EQUIPMENT	(29,598)	
KEY MONEY FOR LEASE	(125,000)	
POS TERMINALS	(12,687)	
TV'S , AUDIO EQUIPMENT & VIDEO GAMES	(24,902)	
LIQUOR LICENSE	(19,500)	
SECURITY & ADVANCED RENT DEPOSITS	(32,724)	
OTHER	(652)	
CASH USED IN INVESTING ACTIVITIES	(532,048)	(8,801)
FINANCING ACTIVITIES		
CAPITAL STOCK ISSUED & ADDITIONAL PAID IN CAPITAL		13,107
CONVERTIBLE NOTES	845,099	100,000
CASH PROVIDED BY FINANCING ACTIVITIES	845,099	113,107
NET INCREASE/(DECREASE) IN CASH	(55,250)	(26,830)
CASH AT BEGINNING OF YEAR	73,170	-
CASH AT END OF YEAR	17,920	73,170

ESPORTS USA HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

1. Summary of Significant Accounting Policies

The Company

Esports USA Holdings, Inc. was incorporated in Delaware on September 27, 2018. It is the sole owner of 100% membership interests in HOU-1 LFG Esports Bar LLC and 710B West Sixth LLC. The consolidated financial statements include the financial position and results of operations of all related entities (referred collectively as the 'Company'). The Company does business (dba) Valhalla Esports Lounge. The Company opened is first Valhalla Esports Lounge in Austin, Texas in August of 2019.

Fiscal Year

The company's fiscal year is the calendar year ending on December 31.

Accrual Basis

The financial statements have been prepared using the accrual method of accounting.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include epidemic outbreak, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Accounts Receivable

The Company's trade receivables consist of credit card payments receivable from the credit card processing companies and recorded when credit card sales occur and represent amounts to be settled in cash.

Inventory

Inventories are stated at cost. Inventories consist of alcohol and food.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized

Income Taxes

The company has currently elected to be treated as a Subchapter S corporation. As a Subchapter S corporation, the Company is a flow through entity and does not pay income tax.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

2. **Common Stock**

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is ten million (10,000,000) with $0.0001 par value per shares. As of December 31, 2019, 5,000,000 shares have been issued and are outstanding.

3. **Convertible Notes**

The company have issued convertible notes to investors since December 2018. These notes have 4 year terms and carry an interest of 8% to 10%. They convert to equity in four years. The notes have a provision of a discount at the time of conversion and a maximum market value cap. The outstanding amount of convertible notes at December 31, 2019 was $945,099.